Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited - Expressed in United States dollars)

Three and six months period ended June 30, 2019

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of Entrée Resources Ltd. (the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The Company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by a company’s auditor.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Financial Position

As at June 30, 2019 and December 31, 2018 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents		$926	$6,154
Short-term investments		5,189	-
Receivables and prepaid expenses		91	68
Investments	4	-	912
		6,206	7,134
Non-current assets
Property and equipment		367	87
Long-term investments	5	144	199
Deposits and other		11	12
		522	298
Total assets		$6,728	$7,432
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$36	$332
Current portion of other liabilities		112	14
		148	346
Non-current liabilities
Other liabilities		289	44
Loan payable to Oyu Tolgoi LLC	8	8,574	8,380
Deferred revenue	9	41,658	38,411
		50,521	46,835
Total liabilities		$50,669	$47,181
Shareholders’ deficiency
Share capital	10	$173,006	$172,955
Reserves		22,152	22,199
Accumulated other comprehensive (loss) income		(38)	1,688
Deficit		(239,061)	(236,591)
Total shareholders’ deficiency		(43,941)	(39,749)
Total liabilities and shareholders’ deficiency		$6,728	$7,432

Nature of operations (Note 1)

Contingencies (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(expressed in thousands of U.S. dollars)

		Three months ended June 30		Six months ended June 30
	Note	2019	2018	2019	2018
Expenses
Exploration		$31	$26	$71	$96
General and administrative		382	215	756	662
Share-based compensation	11	-	6	1	23
Depreciation		26	6	53	12
Other		-	11	-	(13)
Operating loss		439	264	881	780
Gain on sale of investments	4	-	-	(123)	-
Foreign exchange (gain) loss		(122)	88	(142)	223
Interest income		(34)	(27)	(68)	(52)
Interest expense	8	77	76	156	151
Loss from equity investee	5	40	62	100	75
Finance costs		7	-	17	-
Deferred revenue finance costs	9	804	742	1,593	1,474
Gain on sale of mining property interest		-	(370)	-	(370)
Unrealized loss on held-for-trading investments		-	69	-	69
Net loss		$1,211	$904	$2,414	$2,350
Other comprehensive loss (income)
Foreign currency translation		903	(819)	1,726	(1,941)
Total net loss and comprehensive loss		$2,114	$85	$4,140	409
Net loss per common share
Basic and fully diluted		$(0.01)	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding (000’s)
Basic and fully diluted		174,871	174,310	174,862	174,185
Total common shares issued and outstanding (000’s)	10	174,871	174,372	174,871	174,372

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

For the six months ended June 30, 2019 and 2018 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	Number of shares (000’s)	Share capital	Reserves	Accumulated other comprehensive (loss) income	Deficit	Total
Balance at December 31, 2018		174,807	$172,955	$22,199	$1,688	$(236,591)	$(39,749)
Adjustment on initial application of IFRS 16	3	-	-	-	-	(56)	(56)
Net loss and comprehensive loss		-	-	-	(1,726)	(2,414)	(4,140)
Share-based compensation	11	-	-	1	-	-	1
Issuance of share capital – share options	11	64	51	(48)	-	-	3
Balance at June 30, 2019		174,871	$173,006	$22,152	$(38)	$(239,061)	$(43,941)

Balance at December 31, 2017		173,573	$172,308	$22,175	$(1,684)	$(217,288)	$(24,489)
Net loss and comprehensive income		-	-	-	1,941	(2,350)	(409)
IFRS adjustments		-	-	-	-	(14,105)	(14,105)
Share-based compensation		-	-	23	-	-	23
Issuance of share capital – share options		799	520	(390)	-	-	130
Balance at June 30, 2018		174,372	$172,828	$21,808	$257	$(233,743)	$(38,850)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2019 and 2018 (Unaudited)

(expressed in thousands of U.S. dollars, except where indicated)

	Note	2019	2018
Cash flows used in operating activities
Net loss		$(2,414)	$(2,350)
Items not affecting cash:
Depreciation		53	12
Share-based compensation	11	1	23
Loss from equity investee	5	100	75
Interest expense	8	156	151
Net finance cost		14	-
Gain on sale of investments	4	(123)	-
Unrealized foreign exchange (gain) loss		(167)	161
Deferred revenue finance costs	9	1,593	1,474
Gain on sale of mining property interest		-	(370)
Unrealized loss on held-for-trading investments		-	69
Other		(51)	-
		(838)	(755)
Changes in non-cash operating working capital:
(Increase) decrease in receivables and prepaid expenses		(41)	50
Decrease in accounts payable and accrued liabilities		(260)	(37)
		(1,139)	(742)
Cash flows used in investing activities
Proceeds from sale of investments	4	1,036	-
Purchase of short-term investments		(5,117)	-
Purchase of equipment		-	(3)
Net cash outflow on sale of asset		-	(103)
		(4,081)	(106)
Cash flows (used in) from financing activities
Repayment of lease liability	7	(40)	-
Proceeds from issuance of common shares – share options		4	130
		(36)	130
Decrease in cash and cash equivalents		(5,256)	(718)
Cash and cash equivalents - beginning of the period		6,154	7,068
Effect of exchange rate changes on cash and cash equivalents		28	(124)
Cash and cash equivalents - end of the period		$926	$6,226

Cash and cash equivalents is represented by:
Cash		$891	$6,191
Cash equivalents		35	35
Total cash and cash equivalents		$926	$6,226

Supplemental cash flow information (Note 14)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature of operations

Entrée Resources Ltd., together with its subsidiaries (collectively referred to as the “Company” or “Entrée”), is focused on the exploration of mineral property interests. The Company is principally focused on its Entrée/Oyu Tolgoi JV Property in Mongolia (Note 5).

The Company has its primary listing in Canada on the Toronto Stock Exchange (“TSX”) and secondary listing in the United States on the NYSE American LLC (“NYSE American”). The Company’s registered office is at Suite 2900, 550 Burrard Street, Vancouver, BC, V6C 0A3, Canada.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars (“C$”).

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will be able to continue for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

2	Basis of presentation

The Company prepares its condensed consolidated interim financial statements in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). These should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2018 (“annual financial statements”). The accounting policies and critical estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements, unless otherwise stated.

The Company has adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2019. The changes to the Company’s significant accounting policies are described in Note 3.

These condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors on August 6, 2019.

3	Adoption of New and Revised IFRS

Impact of application of IFRS 16

Effective January 1, 2019, the Company has adopted IFRS 16 using the modified retrospective application method where the 2018 comparatives are not restated and the cumulative effect of initially applying IFRS 16 has been recorded on January 1, 2019 for any differences identified, including adjustments to opening shareholders’ deficiency balance.

IFRS 16 introduces significant changes to the lessee accounting by removing the distinction between operating and finance leases and requiring the recognition of a right-to-use asset (“ROU asset”) and a lease liability at the lease commencement for all leases, except for short-term leases (lease terms of 12 months or less) and leases of low value assets.

In applying IFRS 16 for all leases, the Company (i) recognizes the ROU asset and lease liabilities in the statement of financial position, initially measured at the present value of future lease payments; (ii) recognizes the depreciation of ROU assets and interest on lease liabilities in the consolidated statement of comprehensive loss; and (iii) separates the total amount of cash paid into a principal portion (presented in financing activities) and interest (presented within operating activities) in the consolidated statement of cash flows.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In transitioning to IFRS 16, the Company analyzed its contracts to identify whether they contain a lease arrangement. This analysis identified contracts containing leases that have an increase to the Company’s ROU assets of $0.3 million and lease liabilities of $0.4 million. The difference between the Company’s ROU assets and lease liabilities has been included as an adjustment to opening shareholders’ deficiency balance at January 1, 2019. The incremental borrowing rate for lease liabilities initially recognized on adoption of IFRS 16 was 8%.

New accounting policy for leases under IFRS 16

The Company assesses whether a contract is or contains a lease, at inception of a contract. The Company recognizes a ROU asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of comprehensive loss on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in property and equipment and the lease liability is included in current portion of other liabilities and other liabilities in the consolidated statement of financial position.

4	Investments

On June 8, 2018, the Company acquired 478,951 common shares of Anglo Pacific Group PLC (“Anglo Pacific”), a public company listed on the London Stock Exchange (“LSE”) and the TSX, through the sale of the Cañariaco Project Royalty (Note 6).

During the six months ended June 30, 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million and realized a $0.1 million gain.

5	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% participating joint venture interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% participating joint venture interest (depending on the depth of mineralization) in the surrounding land package located in the South Gobi region of Mongolia (the “Entrée/Oyu Tolgoi JV Property”). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the majority of the Heruga copper-gold-molybdenum deposit.

The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill Resources Ltd. (“Turquoise Hill”). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC (“OTLLC”). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the “Entrée/Oyu Tolgoi JV”) on terms annexed to the Earn-In Agreement (the “JVA”).

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property. The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company’s 20% share charging interest at prime plus 2% (Note 8).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the “Oyu Tolgoi Investment Agreement”) between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of June 30, 2019, the Entrée/Oyu Tolgoi JV had expended approximately $31.4 million (December 31, 2018 - $31.2 million) to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 8).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. Historically, all Company expenditures related to its interest in the Entrée/Oyu Tolgoi JV have been expensed as incurred through the statement of comprehensive loss or recognized as part of the Company’s share of the loss of the joint venture.

The Company’s share of the loss of the joint venture was $0.1 million for the six-month period ended June 30, 2019 (2018 - $0.1 million). The joint venture has nominal current assets and liabilities, approximately $0.3 million of non-current assets and approximately $31 million of non-current liabilities. The loss of the joint venture for the six months ended June 30, 2019 was approximately $0.2 million (2018 - approximately $0.1 million).

The Entrée/Oyu Tolgoi JV investment carrying value at June 30, 2019 was $0.1 million (December 31, 2018 - $0.2 million) and was recorded in long-term investments.

6	Mineral property interests

Cañariaco Project Royalty, Peru

In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% net smelter returns royalty (the “Cañariaco Project Royalty”) on Candente's 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In June 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty (“Cañariaco Project Royalty Pass-Through Payments”).

In accordance with IFRS, the Company has attributed a value of $nil to the Cañariaco Project Royalty Pass-Through Payments since realization of the proceeds is contingent upon several uncertain future events not wholly within the control of the Company.

During the six months ended June 30, 2019, the Company disposed of all its investment in Anglo Pacific common shares (Note 4).

Other Properties

The Company also has interests in other properties in Mongolia (Shivee West property) and Australia (Blue Rose joint venture). During fiscal 2014, the Company recorded an impairment against the property in Australia and, as a result, there was $nil recognized as an asset on the statement of financial position.

7	Leases

At June 30, 2019, property and equipment is comprised of:

June 30, 2019
Property and equipment owned	$76
Right-of-use assets	291
$367

Right-of-use assets

June 30, 2019
Balance at beginning of period	$323
Depreciation of right-of-use assets for the six months ended June 30, 2019	(44)
Foreign exchange	12
Balance at end of period	$291

Lease liability

June 30, 2019
Lease liability	$349
Less: current portion	(97)
Long-term portion	$252

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Undiscounted lease payments

June 30, 2019
Less than one year	$120
One to five years	276
More than five years	-
$396

Interest expense on the lease liability amounted to $0.0 million for the six months ended June 30, 2019.

8	Loan payable to Oyu Tolgoi LLC

Under the terms of the Entrée/Oyu Tolgoi JV (Note 5), Entrée has elected to have OTLLC contribute funds to approved joint venture programs and budgets on the Company’s behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC’s actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loan will be repayable by the Company monthly from ninety percent (90%) of the Company’s share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loan will not be repayable. The loan is not expected to be repaid within one year.

9	Deferred revenue

The Company has an agreement to use future payments that it receives from its mineral property interests to purchase and deliver gold, silver and copper credits to Sandstorm Gold Ltd. (“Sandstorm”) (the “Sandstorm Agreement”).

Under the terms of the Sandstorm Agreement, Sandstorm provided the Company with a net deposit of C$30.9 million (the “Deposit”) in exchange for the future delivery of gold, silver and copper credits equivalent to:

•	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West property); and

•	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined) the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit.

The Deposit has been accounted for as deferred revenue on the statement of financial position and is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period. The Deposit contains a significant financing component, as such, the Company recognizes a financing charge at each reporting period and grosses up the deferred revenue balance to recognize the significant financing element that is part of this contract at a discount rate of 8%.

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

10	Share capital

The Company’s authorized share capital consists of unlimited common shares without par value. At June 30, 2019, the Company had 174,871,449 (December 31, 2018 – 174,806,820) shares issued and outstanding.

11	Share options and warrants

The Company provides share-based compensation to its directors, officers, employees, and consultants through grants of share options.

a)	Share options

The Company has adopted a stock option plan (the “Plan”) to grant options to directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing share price on the TSX on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the “Designated Shares”), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the “Fair Value” per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

Share option transactions are summarized as follows:

	June 30, 2019
	Number of share options (000’s)	Weighted average exercise price C$
Outstanding - beginning of period	8,710	0.42
Granted	-	-
Exercised	(65)	0.34
Cancelled	(85)	0.58
Forfeited/Expired	(45)	0.54
Outstanding - end of period	8,515	0.42

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

At June 30, 2019, the following stock options were outstanding and exercisable:

Number of share options (000`s)	Exercise price per share option C$	Expiry date
860	0.18	Dec 2019
1,300	0.28 – 0.32	July – Dec 2020
2,210	0.33 – 0.36	Mar – Nov 2021
1,880	0.52 – 0.62	May – Oct 2022
2,265	0.55 – 0.63	Feb – Dec 2023
8,515

June 30, 2019
Weighted average exercise price for exercisable share options	C$0.42
Weighted average share price for share options exercised	C$0.56
Weighted average years to expiry for exercisable share options	2.8 Years

b)	Share purchase warrants

At June 30, 2019, the following share purchase warrants were outstanding:

Number of share purchase warrants (000’s)	Exercise price per share purchase warrant C$	Expiry date
8,655	0.55	January 10, 2022
610	0.55	January 12, 2022

 The share purchase warrants were all issued in 2017 and there has been no exercise or cancellation of these warrants as at June 30, 2019.

12	Financial instruments

a)	Fair value classification of financial instruments

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices). Level 3 inputs are for the assets or liabilities that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, deposits, accounts payable and accrued liabilities, and loan payable.

The carrying values of receivables and accounts payable and accrued liabilities approximate their fair value due to their short terms to maturity. Cash and cash equivalents and short-term investments are measured at fair value using Level 1 inputs.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The following table summarizes the classification and carrying values of the Company’s financial instruments at June 30, 2019:

June 30, 2019	FVTPL	Amortized cost (financial assets)	Amortized cost (financial liabilities)	Total
Financial assets
Cash and cash equivalents	$926	$-	$-	$926
Short-term investments	5,189	-	-	5,189
Receivables	-	18	-	18
Deposits	-	11	-	11
Total financial assets	$6,115	$29	$-	$6,144

Financial liabilities
Accounts payable and accrued liabilities	$-	$-	$36	$36
Loan payable	-	-	8,574	8,574
Total financial liabilities	$-	$-	$8,610	$8,610

There have been no transfers between fair value levels during the reporting period.

13	Related party transactions

The Company’s related parties include key management personnel and directors. Direct remuneration paid to the Company’s directors and key management personnel during the six month periods ended June 30, 2019 and 2018 are as follows:

	2019	2018
Directors’ fees	$66	$75
Salaries and benefits	$274	$559
Share-based compensation	$-	$25

As at June 30, 2019, included in the accounts payable and accrued liabilities balance on the condensed consolidated interim statement of financial position is $0.0 million (December 31, 2018 - $0.2 million) due to the Company’s directors and key management personnel.

Upon a change of control of the Company, up to a total of $1.0 million (Dec 31, 2018 - $1.3 million) may become payable to key management personnel of the Company.

Entrée Resources Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2019 and 2018 (Unaudited)

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

14	Supplemental cash flow information

	Six months ended June 30
	2019	2018
Non-cash investing activities
Acquisition of investments from the sale of mineral property interest	$-	$1,000

15	Contingencies

Under the terms of the Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 9).